Exhibit 12.1

Federal Home Loan Bank of Pittsburgh
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the year ended December 31,
(dollars in thousands)	2011	2010	2009(1)	2008	2007
Earnings
Income (loss) before assessments and cumulative effect of change in accounting principle	38,049	8,303	(37,457)	26,425	322,426
Fixed charges	622,615	742,012	1,184,498	3,070,642	3,912,183
Earnings available for fixed charges	660,664	750,315	1,147,041	3,097,067	4,234,609

Fixed charges
Interest expense	621,916	741,312	1,183,808	3,069,909	3,911,326
Interest portion of net rent expense(2)	699	700	690	733	857
Total fixed charges	622,615	742,012	1,184,498	3,070,642	3,912,183

Ratio of earnings to fixed charges	1.06	1.01	0.97	1.01	1.08

Notes:
(1) Earnings were inadequate to cover fixed charges by approximately $37.4 million for the year ended December 31, 2009.
(2) Represents one-third (the proportion deemed representative of the interest portion) of rent expense.